FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of:   December 9, 2005

TRICOM, S.A.

(Translation of registrant’s name into English)

Avenida Lope de Vega No. 95, Santo Domingo, Dominican Republic
(Address of principal executives offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒       Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TRICOM S.A. CONTINUES ITS RESTRUCTURING

Financial Restructuring Update

The Company understands that certain of its creditors, including an ad hoc committee of holders of its 11-3/8 percent Senior Notes, along with GFN Corporation, the Company’s majority shareholder, continue to engage in discussions to achieve a consensual financial restructuring of the Company’s balance sheet. The Company has also had restructuring discussions with certain of its other creditors.  The Company’s future results and its ability to continue operations will depend on the successful conclusion of the restructuring of its indebtedness.

Since these negotiations are ongoing, the value and treatment of the Company’s existing secured and unsecured obligations, as well as that of the interest of its existing shareholders, is uncertain at this time. Even if a restructuring can be completed, the value of the Company’s existing debt securities and instruments could be substantially less than the current recorded face amount of such obligations, and investors in the Company’s equity interests, including the American Depository Shares, are expected to receive little or no value with respect to their investment.

Sotomayor & Associates, LLP Replaces KPMG

The Board of Directors of Tricom has announced that Sotomayor & Associates, LLP has been retained to act as Tricom’s auditors for the years ended December 31, 2002 and 2003, replacing the member firm of KPMG International located in the Dominican Republic.  On March 29, 2005, the Board of Directors announced that Sotomayor had been retained to act as Tricom’s auditors for the year ended December 31, 2004, replacing KPMG, Dominican Republic.

Sotomayor is an independent public accounting firm registered with the Public Company Accounting Oversight Board (PCAOB), with its principal offices in Pasadena, California. The firm has acted as independent auditor to Tricom USA, Tricom’s wholly owned subsidiary in the United States, since 1999.

Results of Operation

Tricom will shortly announce its consolidated unaudited financial and operational results for the third quarter and first nine months of 2005.  It anticipates that operating revenues grew for the 2005 third quarter compared to the 2004 third quarter, and increased during the first nine months of 2005 compared to the first nine months of 2004.  These results were driven by the continued growth of the Company’s core domestic businesses coupled with the appreciation of the value of the Dominican peso against the U.S Dollar. The revenue growth was primarily driven by the Company’s domestic telephony, cable, mobile, and data & Internet services, offset by slightly lower international long distance revenues.

Operating losses continued, but declined during the 2005 third quarter compared to the 2004 third quarter, and declined during the first nine months of 2005 compared to the first nine months of 2004. The improvement in the Company’s operating performance during the 2005 third quarter and first nine months of the year is attributable to improved margins resulting from higher operating revenues.

Consolidated operating costs and expenses also declined in the 2005 third quarter, primarily due to lower depreciation and amortization charges and cost of sales and services, offset by higher selling, general and administrative expenses (SG&A). Total operating costs and expenses during the first nine months of the year increased primarily due to higher selling, general and administrative expenses (SG&A) due in large part attributed to the increase in the average value of the Dominican Peso.

Net interest expense increased in the 2005 third quarter, and during the first nine months of the year primarily due to currency appreciation impacting peso-denominated interest bearing indebtedness, as well as cumulative penalties for debt in arrears. The Company is in default with respect to its outstanding indebtedness as of September 30, 2005.

Tricom anticipates that it will shortly release its 2005 third quarter results.

Tricom Defends Legal Action

On October 18, 2005, a Dominican Appellate Court denied appeals by Tricom, S.A. and two of its subsidiaries of an investigative judge’s action naming Tricom and the subsidiaries as co-defendants in a legal action by certain creditors of Bancredito, Bancredito Panama, Bancredit Grand Cayman and Credicard International, financial institutions formerly controlled by GFN Corporation Ltd., Tricom’s principal shareholder, and of other companies controlled by GFN Corporation Ltd.  Certain former directors and executive officers of these entities also are defendants in the action.  Bancredito was a Dominican bank that, in 2003, was sold by GFN Corporation Ltd. to a Dominican industrial group.  Governmental authorities took control of Bancredito Panama and Bancredit Grand Cayman in 2003.

Tricom and two of its subsidiaries, TCN Dominicana, S.A. and Tricom Latinoamérica, S.A., were added, without prior notice or participation in existing proceedings, as co-defendants by a Dominican investigative judge in September 2005.  Tricom appealed the decision naming it, TCN Dominicana, S.A. and Tricom Latinoamérica, S.A. as co-defendants in the litigation and moved for dismissal of the complaint against the Tricom entities.  Tricom has argued that it has never been heard in any judicial proceedings involving these claims and that this failure violates principles of due process under the Dominican constitution and the Penal Procedure Code, as well as other constitutional rights.

The legal action to which Tricom was added as a defendant originally was commenced in February 2004.  The creditors have alleged certain violations of Dominican law by the defendants, including violations of Dominican monetary law, embezzlement and money laundering.  Creditors claim that Dominican law allows for such actions to be brought by private parties seeking monetary damages.  Claims for damages will be considered and may be asserted by the plaintiffs at a later stage in the proceedings, after a determination of liability.  Tricom understands that the plaintiffs own certificates issued by Bancredito, Bancredito Panama, Bancredit Grand Cayman or Credicard International with an aggregate face amount of approximately U.S. $5 million.

The other defendants in the litigation to which Tricom was added as a defendant include Manuel Arturo Pellerano, a director and beneficial holder of a majority of the voting power of Tricom’s shares, Hector Castro Noboa, a Tricom director and the current President of Tricom, and Rosangela Pellerano, a Tricom director.  Mr. Pellerano, Mr. Castro and Ms. Pellerano were not named defendants to the litigation in their capacities as directors or officers of Tricom.

In addition to the denial of Tricom’s appeal, due to the similarity of many of the defendants and plaintiffs and of the claims alleged, the Appellate Court also consolidated into one action six separate pending actions, including the action in which Tricom and its subsidiaries were named as defendants.

Tricom and its subsidiaries have petitioned the Dominican Supreme Court of Justice to reconsider the Appellate Court’s decision.  Tricom and its subsidiaries intend to continuously vigorously defend against all claims asserted in the legal action.

Special Committee of The Board of Directors Advises The Board of Its Findings

KPMG, the former auditors of Tricom, by letter, dated November 1, 2004, requested that the Board of Directors of Tricom investigate the placement by Tricom of U.S. $70,000,000 in shares in December 2002 (the “Placement”) to determine two things:  whether any acts may have violated the laws of the Dominican Republic, Panama, Cayman Islands or the United States; and whether the Placement qualified to be recorded as equity at December 31, 2002.  As previously disclosed by Tricom, on December 17, 2004, in response to KPMG’s request, Tricom’s Board of Directors appointed a Special Committee (“Committee”)  to conduct a review of the Placement, and other related party transactions associated with the Placement, in the context of the laws of the Dominican Republic, Panama, Cayman Islands and the United States.  The Committee was authorized to conduct a review of the Placement to determine whether Tricom had any undisclosed actual or contingent liabilities and whether the Placement qualified to be recorded as equity on December 31, 2002.  The review by the Committee focused on the Placement and the “related party transactions” identified which occurred in connection with the Placement with a view toward determining the effects, if any, on Tricom.

The Committee commenced its investigation in mid-January 2005. Respected independent legal and accounting advisors were engaged by the Committee to assist in the investigation, including legal advisors with knowledge of the laws of the involved jurisdictions.  The scope of the Committee’s accounting advisors was limited to determining whether (based upon legal determinations provided), in connection with the Placement Tricom properly disclosed any actual or contingent liabilities as a result of the Placement and other transactions related to the Placement and the appropriate accounting treatment that should be given to the Placement by Tricom and accounting disclosure necessary or appropriate in connection therewith.

The Committee endeavored to be complete and thorough in its work, meeting numerous times.  The Committee did not have any subpoena powers and was not able to obtain all of the information and documents it sought, therefore its findings were not categorically conclusive.  Subject to certain assumptions, qualifications and limitations, the Committee has determined that it is possible that Tricom may have certain undisclosed actual or contingent liabilities arising under the laws of the jurisdictions in which it operated at that time as a result of the Placement and previous reporting of the Placement in its 2002 SEC Form 20-F.

The Committee offered several observations and corrective recommendations for the Board of Directors’ consideration.  The Committee recommended that the Company consider whether to amend Tricom’s previously filed 2002 Form 20-F, specifically items 7 and 8 regarding disclosures, regarding the Placement and related matters as well as filings for the fiscal years 2003 and 2004.  The Committee recommended the creation of an independent Audit Committee of the Board, on a basis in accordance with current best corporate governance practices for U.S. public companies.  The Committee also noted that it would be appropriate that general oversight of the governance changes recommended also be vested in the Audit Committee, or alternatively, in a Governance Committee of the Board.  The Committee recommended that the scope of review of the Company’s internal audit function should be expanded to cover all related party transactions, and in general such function should report, on an oversight “dotted-line” basis, to the Audit Committee.  The Committee recommended that the Company’s internal legal function should be strengthened by adoption of more stringent internal policies covering the legal review and sign-off of corporate transactions and that the Board should approve a consistent policy for the Company’s retention and use of outside legal counsel in connection with any significant corporate transaction.  The Committee concluded that the Board Secretary function should be strengthened.  The Committee recommended that a formal internal management disclosure committee, comprised of members of the Company’s finance/accounting, legal and selected business units should be constituted, having primary responsibility for creating and reviewing the Company’s public disclosures of material events and transactions, business description, business trends and uncertainties and also the effects of the foregoing on the Company’s legal rights and commitments.  The Committee recommended that the Company should develop a periodic internal disclosure review matrix that allows all business units and administrative areas to review and communicate systematically the matters possibly requiring disclosure (or updating of disclosure), both to ensure accuracy and completeness of public reports and to underpin any formal certifications of such reports by senior management. The Committee recommended that the Board adopt a comprehensive Code of Conduct, covering all directors, officers and employees, in form consistent with best internal governance practices for public companies. That Code would cover, among other things, the guidelines for appropriate documentation and independent review and approval of transactions involving related parties or affiliates of the Company.  The Committee recommended that the Board adopt a formal records retention policy covering, among other things, a classification of records to be preserved (and for how long), who has access to Company files, guidelines for documenting material transactions, etc.

Tricom’s Board of Directors is reviewing all matters raised by the Committee and expects to implement recommendations that it finds will enhance and improve Tricom and its operations.

[Signature on following page.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRICOM, S.A

Dated: December 9, 2005	By:	/s/ HECTOR CASTRO NOBOA
Hector Castro Noboa
Chief Executive Officer